August 28, 2009

Varda Sagiv
Chief Financial Officer
BluePhoenix Solutions LTD.
8 Maskit Street
Herzlia 46733 Israel

> **Re:** **BluePhoenix Solutions LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed on March 31, 2009**
> **Form 6-Ks Filed on February 17, 2009 and May 12, 2009**
> **File No. 333-06208**

Dear Ms. Sagiv:

We have reviewed your response letter dated August 6, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 38

Overview, page 38

1.   We note your response to prior comment 2 and your proposed revisions to the Overview discussion as provided in Exhibit A. We also note that some of the key financial and operating data used in evaluating your results include revenue growth, operating margin, recurring revenues, pipe-line, cash flow and adjusted EBITDA. If management uses this information in evaluating the business, then tell us why you do not include a further discussion of these factors and their

impact on your business within your results of operations discussions. Please explain or revise your disclosures accordingly.

2. Also, while we note that management uses "adjusted EBITDA" in evaluating your operations, it is not clear if you intend to disclose adjusted EBITDA information in your filings. To the extent that you intend to include a discussion of this non-GAAP measure in your filed documents, please revise your disclosures to include the following information as required by Question 8 of the Division of Corporation's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

    • the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
    • the economic substance behind management's decision to use such a measure;
    • the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
    • the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
    • the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

    Your current disclosures appear to be limited to a discussion regarding the reasons for presenting the non-GAAP measure, EBITDA (and not "adjusted EBITDA"). Further, the proposed disclosures appear overly broad considering that companies and investors may differ as to which items warrant adjustment. Additionally, it is unclear why excluding stock-based compensation charges is appropriate considering these are recurring in nature and appear to be a key incentive offered in the achievement of your goals as an organization. Please revise your disclosures accordingly and provide supplemental disclosures that you intend to include in your future filings.

A. Operating Results, page 48

3. We note your proposed revisions in Exhibit C provided in response to prior comment 5. Your proposed disclosure, however, does not address pricing other than to say that you began to feel the effect of the crisis on your business in regard to pricing. Disclosure provided in response to Item 303(a)(3)(iii) of Regulation S-K should be specific and, to the extent possible, quantitative. Please revise your proposed disclosure to discuss in more specific terms how pricing for your products and services was affected during the fiscal years covered and whether changes in revenues were attributable more to changes in pricing or to changes in volume.

Item 18. Financial Statements

Note 1. Summary of Significant Accounting Policies

I. Goodwill and Other Purchased Intangible Assets, page F-11

4.	We note from your response to prior comment 12 that you concluded a written consent of the valuation specialist is not required to be obtained because the valuation report was a significant factor, but not the sole factor used in your goodwill impairment analysis. We also note your proposed revisions to reference using the "assistance of" the specialist in Exhibit A to your response letter. Tell us if you considered removing the reference to the use of the third-party valuation specialist or expanding your disclosure to further address the nature and extent of the specialist's assistance.

Note 2. Certain Transactions, page F-23

5.	We note from Exhibit B provided in connection with your response to prior comment 13 that your revenue growth rates were zero, 5%, 15%, 10%, and 7% for fiscal 2009, 2010, 2011, 2012, and 2013, respectively. We also note from your Form 6-K filed on August 11, 2009 that revenue for the six months ended June 30, 2009 decreased by 26% in comparison to the same period for 2008. Please tell us if the Company anticipates that the revenue growth rate for fiscal 2009 will still be zero. If not, please tell us the growth rate expected, how that would impact the goodwill analysis performed if that rate was used, and if the change in expectations for fiscal 2009 will impact growth rates in future years.

6.	We also note that you applied a 42% control premium to your market capitalization as "supported by recent transaction data in its industry." Please describe further the market data information considered in determining the appropriateness of the control premium and provide any additional information (both qualitative and quantitative) to support this assumption. Also, revise to disclose the control premium used in your analysis and how it was obtained in your critical accounting policy disclosures.

7.	We have reviewed your reconciliation of changes in goodwill provided in Exhibit H for your response to prior comment 14. Given the volume of activity in accruing and issuing contingent consideration, tell us how you considered enhancing your disclosures in Note 2 to allow investors to be able to clearly reconcile to the increase in goodwill in Note 5. In this regard, it may also be beneficial to provide further detail to your rollforward in Note 5.

8.	We note from your response to prior comment 16 that goodwill derived from your acquisitions is not deductible for tax purposes according to Israeli tax law. Tell us how you considered disclosing this information pursuant to paragraph 52(c)(1) of SFAS 141. Furthermore, please tell us if the Company recorded any deferred tax assets or liabilities for any of your acquisitions during the periods presented for the difference between the assigned values and the tax bases of the assets and liabilities acquired (except for non-deductible goodwill), pursuant to paragraphs 30 and 259 to 260 of SFAS 109. If so, please tell us the amounts of deferred tax assets or liabilities recorded or alternatively, explain why you have not recorded any deferred tax assets or liabilities for such transactions.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 98

9.   We note your response to prior comment 17 and the proposed revised disclosures included in Exhibit I where you intend to provide tabular disclosure for foreign currency exchange risk pursuant to Item 11(a)(i)(A)(1) and the Appendix of Item 11 of Form 20-F. Please also revise to provide tabular disclosures for the Company's interest rate risk or tell us why you believe such disclosures are not required.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Kathleen Collins
Accounting Branch Chief